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                                                                   EXHIBIT 12(a)



                             D&N CAPITAL CORPORATION
                Computation of ratio of earnings to fixed charges


                                                    For the Quarter Ended
                                                        March 31, 1998
                                                (In thousands, except ratio):
                                                -----------------------------
Net income                                                 $  1,003

Fixed charges:
       Advisory fees                                             31

Total fixed charges                                              31

Earnings before fixed charges                              $  1,034

Fixed charges, as above                                    $     31

Ratio of earnings to fixed charges                             33.4

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